Exhibit 99.1

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument

51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Friday, May 22, 2015. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at six (6).	70,538,502 (99.6%)	315,427 (0.4%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	43,380,368 (99%)	444,535 (1%)	Carried
David Awram	43,384,342 (99%)	440,563 (1%)	Carried
David E. De Witt	34,567,683 (79%)	9,257,222 (21%)	Carried
Andrew T. Swarthout	34,604,402 (79%)	9,220,502 (21%)	Carried
John P.A. Budreski	34,985,914 (80%)	8,838,991 (20%)	Carried
Mary L. Little	43,361,778 (99%)	463,127 (1%)	Carried

	FOR	WITHHELD
3. Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	71,101,547 (99%)	615,840 (1%)	Carried

DATED at Vancouver, British Columbia, this 22nd day of May, 2015.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”
Christine Gregory
Corporate Secretary